Item 77D

CASH MANAGEMENT PORTFOLIO

At the June 2002 Board meeting, the Board of Directors approved permitting each of the taxable money market funds (including the Cash Management Portfolio) to classify asset backed commercial paper based on standard classifications utilized by ratings agencies and increasing the limit on asset-backed commercial paper from 25% to 50%.